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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. __________)*

Semiconductor Manufacturing International Corporation

(Name of Issuer)

American Depository Shares Representing Ordinary Shares

(Title of Class of Securities)

81663N206

(CUSIP Number)

December 31, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Continued on following pages)

Page 1 of 11 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Motorola, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)   ☐

     (b)   ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

	5.	Sole Voting Power
		6,708,194 [1]
Number of	6.	Shared Voting Power
Shares		21,850,108[2]
Beneficially
Owned by Each	7.	Sole Dispositive Power
Reporting		6,708,194
Person
With:	8.	Shared Dispositive Power
		21,850,108

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 28,558,301

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount In Row (9) 7.8%[3]

12.	Type of Reporting Person (See Instructions) CO

1	6,708,194 American Depository Shares representing 335,409,680 ordinary shares.

2	21,850,108 American Depository Shares representing 1,092,505,390 ordinary shares.

3	Based on 18,233,166,799 ordinary shares reported as outstanding in the issuer’s Form 6-K filed with the United States Securities and Exchange Commission (the “SEC”) on December 13, 2004.

(Page 2 of 11 Pages)

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Motorola Asia Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)   ☐

     (b)   ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Hong Kong

	5.	Sole Voting Power
		0
Number of	6.	Shared Voting Power
Shares		21,850,108[4]
Beneficially
Owned by Each	7.	Sole Dispositive Power
Reporting		0
Person
With:	8.	Shared Dispositive Power
		21,850,108

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 21,850,108

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount In Row (9) 6.0%[5]

12.	Type of Reporting Person (See Instructions) CO

4	21,850,108 American Depository Shares representing 1,092,505,390 ordinary shares.

5	Based on 18,233,166,799 ordinary shares reported as outstanding in the issuer’s Form 6-K filed with the SEC on December 13, 2004.

(Page 3 of 11 Pages)

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Motorola (China) Investment Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)   ☐

     (b)   ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization People’s Republic of China

	5.	Sole Voting Power
		0
Number of	6.	Shared Voting Power
Shares		21,850,108[6]
Beneficially
Owned by Each	7.	Sole Dispositive Power
Reporting		0
Person
With:	8.	Shared Dispositive Power
		21,850,108

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 21,850,108

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount In Row (9) 6.0%[7]

12.	Type of Reporting Person (See Instructions) CO

6	21,850,108 American Depository Shares representing 1,092,505,390 ordinary shares.

7	Based on 18,233,166,799 ordinary shares reported as outstanding in the issuer’s Form 6-K filed with the SEC on December 13, 2004.

(Page 4 of 11 Pages)

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Motorola (China) Electronics Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)   ☐

     (b)   ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization People’s Republic of China

	5.	Sole Voting Power
		0
Number of	6.	Shared Voting Power
Shares		21,850,108[8]
Beneficially
Owned by Each	7.	Sole Dispositive Power
Reporting		0
Person
With:	8.	Shared Dispositive Power
		21,850,108

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 21,850,108

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount In Row (9) 6.0%[9]

12.	Type of Reporting Person (See Instructions) CO

8	21,850,108 American Depository Shares representing 1,092,505,390 ordinary shares.

9	Based on 18,233,166,799 ordinary shares reported as outstanding in the issuer’s Form 6-K filed with the SEC on December 13, 2004.

(Page 5 of 11 Pages)

Item 1.

(a)	Name of Issuer

Semiconductor Manufacturing International Corporation

(b)	Address of Issuer’s Principal Executive Offices

18 Zhangjiang Road
Pudong New Area
Shanghai 201203
People’s Republic of China

Item 2.

(a)	Name of Person Filing

The name of the persons filing this statement (the “Reporting Persons”) are as follows:

Motorola, Inc.
Motorola Asia Limited
Motorola (China) Investment Limited
Motorola (China) Electronics Limited

(b)	Address of Principal Business Office or, if one, Residence

Motorola, Inc.
1303 East Algonquin Road
Schaumberg, IL 60196

Motorola Asia Limited
Silicon Harbour Center
2 Dai King Street
Tai Po, N.T.
Hong Kong

Motorola (China) Investment Limited
#108 Jian Guo Lu
Chaoyang District
Beijing 100022
People’s Republic of China

Motorola China Electronics Limited
#108 Jian Guo Lu
Chaoyang District
Beijing 100022
People’s Republic of China

(c)	Citizenship

Motorola, Inc. is a Delaware corporation. Motorola (Asia) Limited is a limited liability company organized under the laws of Hong Kong. Motorola (China) Investment Limited is a company organized under the laws of the People’s Republic of China. Motorola (China) Electronics Limited is a wholly foreign-owned enterprise formed in the Tianjin Economic Technological Development Area in Tianjin, China, in accordance with the laws of the People’s Republic of China.

(d)	Title of Class of Securities

American Depositary Shares, each representing 50 ordinary shares, par value US$0.0004 per share

(Page 6 of 11 Pages)

(e)	CUSIP Number

81663N206

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

Motorola, Inc. is the record holder of 6,708,194 American Depository Shares of the issuer, representing 335,409,680 ordinary shares. Motorola (China) Electronics Limited is the record holder of 21,850,108 American Depository Shares representing 1,092,505,390 ordinary shares. Motorola, Inc. and Motorola (China) Electronics Limited acquired these shares prior to the issuer’s initial public offering effective in March of 2004. Motorola (China) Investment Limited holds the majority of the issued share capital of Motorola (China) Electronics Limited and may, for purposes of Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), be deemed to control the voting and disposition of the shares of the issuer held by Motorola (China) Electronics Limited. Motorola Asia Limited (Hong Kong) is the sole shareholder of Motorola (China) Investment Limited and may, for purposes of Rule 13d-3 of the Exchange Act be deemed to control the voting and disposition of the shares of the issuer held by Motorola (China) Electronics Limited. Motorola, Inc. holds the majority of the issued share capital of Motorola Asia Limited (Hong Kong) and may, for purposes of Rule 13d-3 of the Exchange Act be deemed to control the voting and disposition of the shares of the issuer held by Motorola (China) Electronics Limited.

Set forth below is the information regarding the aggregate number and percentage of American Depository Shares of the issuer that each Reporting Person may be deemed to beneficially own for purposes of Rule 13d-3 of the Exchange Act:

Motorola, Inc.:

(a)	Amount beneficially owned:

28,558,301 American Depository Shares representing 1,427,915,070 ordinary shares.

(b)	Percent of class:

7.8%. This percentage is based on 18,233,166,799 ordinary shares reported as outstanding in the issuer’s Form 6-K filed with the SEC on December 13, 2004.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote

6,708,194 American Depository Shares representing 335,409,680 ordinary shares.

(ii)	Shared power to vote or to direct the vote 21,850,108 American Depository Shares representing 1,092,505,390 ordinary shares.

(iii)	Sole power to dispose or to direct the disposition of 6,708,194 American Depository Shares representing 335,409,680 ordinary shares.

(iv)	Shared power to dispose or to direct the disposition of

21,850,108 American Depository Shares representing 1,092,505,390 ordinary shares.

(Page 7 of 11 Pages)

Motorola Asia Limited:

(a)	Amount beneficially owned:

21,850,108 American Depository Shares representing 1,092,505,390 ordinary shares.

(b)	Percent of class:

6.0%. This percentage is based on 18,233,166,799 ordinary shares reported as outstanding in the issuer’s Form 6-K filed with the SEC on December 13, 2004.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote

0

(ii)	Shared power to vote or to direct the vote

21,850,108 American Depository Shares representing 1,092,505,390 ordinary shares.

(iii)	Sole power to dispose or to direct the disposition of

0

(iv)	Shared power to dispose or to direct the disposition of

21,850,108 American Depository Shares representing 1,092,505,390 ordinary shares.

Motorola (China) Investment Limited:

(a)	Amount beneficially owned:

21,850,108 American Depository Shares representing 1,092,505,390 ordinary shares.

(b)	Percent of class:

6.0%. This percentage is based on 18,233,166,799 ordinary shares reported as outstanding in the issuer’s Form 6-K filed with the SEC on December 13, 2004.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote

0

(ii)	Shared power to vote or to direct the vote

21,850,108 American Depository Shares representing 1,092,505,390 ordinary shares.

(iii)	Sole power to dispose or to direct the disposition of

0

(iv)	Shared power to dispose or to direct the disposition of

21,850,108 American Depository Shares representing 1,092,505,390 ordinary shares.

Motorola (China) Electronics Limited:

(a)	Amount beneficially owned:

21,850,108 American Depository Shares representing 1,092,505,390 ordinary shares.

(b)	Percent of class:

6.0%. This percentage is based on 18,233,166,799 ordinary shares reported as outstanding in the issuer’s Form 6-K filed with the SEC on December 13, 2004.

(Page 8 of 11 Pages)

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:

0

(ii)	Shared power to vote or to direct the vote:

21,850,108 American Depository Shares representing 1,092,505,390 ordinary shares.

(iii)	Sole power to dispose or to direct the disposition of:

0

(iv)	Shared power to dispose or to direct the disposition of:

21,850,108 American Depository Shares representing 1,092,505,390 ordinary shares.

Item 5. Ownership of Five Percent or Less of a Class

     Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person

     Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

     Not applicable.

Item 8. Identification and Classification of Members of the Group

     Not applicable.

Item 9. Notice of Dissolution of Group

     Not applicable.

Item 10. Certification

     Not applicable.

(Page 9 of 11 Pages)

SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 9, 2005	MOTOROLA, INC.

	By:	/s/ Carol H. Forsyte

	Name:	Carol H. Forsyte
	Title:	Vice President, Corporate and Securities,
Law Department

Dated: February 9, 2005	MOTOROLA ASIA LIMITED (HONG KONG)

	By:	/s/ Garth L. Milne

	Name:	Garth L. Milne
	Title:	Director

Dated: February 9, 2005	MOTOROLA (CHINA) INVESTMENT LIMITED

	By:	/s/ Garth L. Milne

	Name:	Garth L. Milne
	Title:	Director

Dated: February 9, 200	MOTOROLA (CHINA) ELECTRONICS LIMITED

	By:	/s/ Garth L. Milne

	Name:	Garth L. Milne
	Title:	Director

(Page 10 of 11 Pages)

JOINT FILING STATEMENT

     Pursuant to Rule 13d-1(k)(1), we, the undersigned, hereby express our agreement that the attached Schedule 13G is filed on behalf of each of us.

Dated: February 9, 2005	MOTOROLA, INC.
	By:	Carol H. Forsyte

	Name:	Carol H. Forsyte
	Title:	Vice President, Corporate and Securities,
Law Department

Dated: February 9, 2005	MOTOROLA ASIA LIMITED (HONG KONG)
	By:	Garth L. Milne

	Name:	Garth L. Milne
	Title:	Director

Dated: February 9, 2005	MOTOROLA (CHINA) INVESTMENT LIMITED
	By:	Garth L. Milne

	Name:	Garth L. Milne
	Title:	Director

Dated: February 9, 2005	MOTOROLA (CHINA) ELECTRONICS LIMITED
	By:	/s/ Garth L. Milne

	Name:	Garth L. Milne
	Title:	Director

(Page 11 of 11 Pages)